United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of September, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice to shareholders Payment of Dividends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: September 8th, 2014

GRUMA, S.A.B. DE C.V. NOTICE TO THE SHAREHOLDERS PAYMENT OF DIVIDENDS

Among other matters, the following was resolved at the General Ordinary Shareholders' Meeting of GRUMA, S.A.B. DE C.V., held on July 17 (seventeen) of 2014 (two thousand and fourteen) in the municipality of San Pedro Garza Garcia, Nuevo Leon:

Pay the amount of $649'123,618.50 (SIX HUNDRED AND FORTY NINE MILLION ONE HUNDRED AND TWENTY THREE THOUSAND SIX HUNDRED AND EIGHTEEN PESOS 50/100 MX. CY.) as a cash Dividend, equivalent to $1.50 (ONE PESO AND FIFTY CENTS MEXICAN CURRENCY) for each of the -432'749,079- (Four hundred and thirty two million seven hundred and forty nine thousand and seventy nine) issued and outstanding shares with voting rights issued by GRUMA, S.A.B. DE C.V., which aggregate amount will be paid from the Previous Fiscal Years' Retained Earnings. This payment will be made in cash in one installment as of November 18 (eighteen) 2014 (two thousand and fourteen).

The dividend will be paid at the offices of the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., located in Paseo de la Reforma No. 255, Col. Cuauhtemoc, Mexico, D.F., for those share certificates deposited in the aforementioned Institution and will be made against the delivery of the record referred to in article 289 of the Mexican Securities Law.

Those shareholders who keep their share Certificates, may collect the referred to dividend, as of the referred to date, on business days and hours, in the offices located at Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, N.L., 66220, and shall submit satisfactory evidence of their shareholder capacity to the Company..

  San Pedro Garza Garcia, N.L. on September 8, 2014

GRUMA, S.A.B. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS